UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press release

Regarding the news reports published in the media related to the arrest of Mr. Laude José Fernández Arroyo in the context of an investigation by the Office of the Attorney General of Colombia regarding illegal wiretaps, Avianca Holding S.A. (the “Company”) hereby informs that:

Neither the Company nor any of its subsidiaries has contracted services for such purposes, nor have they requested any other person or entity to do so.

If in the investigation by the Office of the Attorney General of Colombia concludes that there is an indication that employees of the Company have been victim of illegal wiretaps, the Company will file the corresponding complaints with the relevant authorities and support the employees in the process for the defense of their rights.

Mr. Fernández Arroyo, arrested today, has never been a contractor of the Company.

In April 2017, as a result of a selection process in which three leading risk prevention companies participated, the Company engaged the multinational company Berkeley Research Group (“BRG”) to carry out global investigations into corporate fraud against the Company.

As a result of the arrest of Mr. Fernández Arroyo, who acts as representative of BRG in Colombia, and until the investigation of the Office of the Attorney General of Colombia is completed and concluded, the Company will suspend its relationship with BRG’s subsidiary in Colombia.

The Company reiterates that it never hired, requested, authorized or had knowledge of illegal activities undertaken by said firm.

The Company has made available to the authorities all the required and available information, including the preliminary results of the internal investigation carried out on this matter.

Finally, the Company trusts the institutions and due process and expects the investigations to move forward in a timely manner and that its findings are publicly disclose as soon as possible.

For more information, you can contact:

Investor Relations Office

Phone: 571-5877700 Ext. 2474

E-mail: ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S, incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S,A, de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel